N E W S R E L E A S E

October 8, 2015

Nevsun Announces Q3 2015 Financial Results Release Date

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) plans to release its third quarter 2015 financial results on Thursday, October 29, 2015, after close of trading, with a conference call to follow on Friday, October 30, 2015, at 8AM Vancouver / 11AM Toronto, New York / 3PM London.

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until November 6, 2015, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 410092.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com